FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                     THE SECURITIES AND EXCHANGE ACT OF 1934


For the month of June 2004

Commission File Number: 000-30683


                               VERB EXCHANGE INC.
--------------------------------------------------------------------------------
                 (Translation of Registrant's name into English)

 Suite 908, 1055 Dunsmuir Street, P. O. Box 49266, Vancouver, BC, Canada V7X 1L2
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

[Indicate by check mark whether the Registrant files or will file annual reports under cover of forms 20-F or Form 40-F.]

                  Form 20-F    X               Form 40-F
                             -----                        -----

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act 1934.]

                           Yes            No    X
                                -----         -----

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82-____________

               Unaudited Interim Consolidated Financial Statements (Expressed in Canadian dollars)


               VERB EXCHANGE INC.


               For the Three Months ended March 31, 2004 and 2003





               AUDIT REVIEW NOTE: THESE FINANCIAL STATEMENTS HAVE
               NOT BEEN REVIEWED BY OUR AUDITORS.

VERB EXCHANGE INC.
Interim Consolidated Balance Sheets
(Expressed in Canadian dollars)

March 31, 2004 and 2003

--------------------------------------------------------------------------------------------------
                                                                     March 31          December 31
                                                                         2004                 2003
--------------------------------------------------------------------------------------------------
                                                                  (Unaudited)            (Audited)
Assets
Current assets:

     Amounts receivable (note 4)                                $      55,895       $      212,715
     Goods and services tax receivable                                111,952              107,715
     Prepaid expenses                                                 132,803              166,209
--------------------------------------------------------------------------------------------------
                                                                      300,558              486,639

Technology, net of accumulated amortization of $3,064,810
   (2003 - $2,996,267)                                              1,130,948            1,233,762

Fixed assets                                                          205,876              216,948

Other assets                                                           86,923               86,922
--------------------------------------------------------------------------------------------------

                                                                $   1,724,306       $    2,024,271
--------------------------------------------------------------------------------------------------

Liabilities and Shareholders' Equity (Deficiency)

Current liabilities:
     Bank overdraft                                             $     132,281       $      96,341
     Accounts payable and accrued liabilities                       1,955,498           2,241,788
     Demand loan (note 5)                                              16,279              18,430
     Short-term loans (note 5)                                        204,894             223,195
     Due to Zwiss A.V.V. (note 6)                                      83,061             160,797
     Minority Interest                                                 (2,152)              8,700
     Deferred lease inducement                                         27,313              39,019
     Deferred certified agency revenue                                 84,102              79,461
     Current portion of capital lease obligation                       23,377              27,900
--------------------------------------------------------------------------------------------------
                                                                    2,524,656           2,895,631

Capital lease obligation                                               44,622              52,030

Shareholders' equity (deficiency):
     Share capital (note 7)                                        10,645,427           9,275,096
     Warrants (note 7(c))                                           4,734,330           4,734,330
     Contributed surplus                                              638,324             585,973
     Deficit                                                      (16,863,053)        (15,518,789)
--------------------------------------------------------------------------------------------------
                                                                     (844,972)           (923,390)
--------------------------------------------------------------------------------------------------

                                                                $   1,724,306       $   2,024,271
--------------------------------------------------------------------------------------------------

Going concern (note 2)
Subsequent event (note 11)
See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

"ROSS WILMOT"            Director           "JEFF DURNO"         Director
------------------------                    --------------------

VERB EXCHANGE INC.
Interim Consolidated Statements of Operations and Deficit
(Expressed in Canadian dollars)

Three Months ended March 31, 2004, 2003 and 2002

---------------------------------------------------------------------------------------------------------
                                                              2004               2003               2002
---------------------------------------------------------------------------------------------------------
                                                       (Unaudited)        (Unaudited)         (Unaudited)

Revenue                                              $     487,373      $     590,825       $     28,025
Cost of sales                                              357,589            187,817             15,543
---------------------------------------------------------------------------------------------------------

Gross margin                                               129,784            403,008             12,482

Expenses:
     Amortization                                          114,208            277,147            280,208
     Billing                                                     -              6,240             18,158
     Bad debts                                               1,579             29,422                  -
     Communications                                         52,379             38,875             27,832
     Foreign exchange loss (gain)                           (5,503)            (6,624)               942
     General and administrative                            155,028             99,666             76,837
     Sales and marketing                                   219,642             32,449             81,253
     Bank charges and interest                              81,845             16,238              5,577
     Management fees                                       174,361             28,000             16,500
     Professional and consulting fees:
         Other                                             305,419            284,865            187,339
         Stock-based compensation(note 7(e))                (8,252)                 -                  -
     Salaries and wages:
         Other                                             304,552            103,346            198,840
         Stock-based compensation (note 7(e))               60,603                  -                  -
     Travel                                                 29,040             40,307             47,284
---------------------------------------------------------------------------------------------------------
                                                         1,484,900            949,931            940,769
---------------------------------------------------------------------------------------------------------

Loss before Minority Interest                           (1,355,117)          (546,923)          (928,287)

Minority interest (note 10)                                 10,852                  -

--------------------------------------------------------------------------------------------------------

Loss for the period                                     (1,344,264)          (546,923)          (928,287)

Deficit, beginning of period                           (15,518,789)       (11,954,085)        (7,491,245)
---------------------------------------------------------------------------------------------------------

Deficit, end of period                               $ (16,863,053)     $ (12,501,008)      $ (8,419,532)
---------------------------------------------------------------------------------------------------------

Loss per share:
     Basic and diluted                               $        0.07      $        0.05       $       0.21

Weighted average number of common shares                19,196,499         10,383,955          4,320,925

---------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

VERB EXCHANGE INC.
Interim Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

Three Months ended March 31, 2004, 2003 and 2002

------------------------------------------------------------------------------------------------------------------
                                                                     2004                2003                 2002
------------------------------------------------------------------------------------------------------------------
                                                          (Unaudited)             (Unaudited)          (Unaudited)

Cash provided by (used in):
Operations:
     Loss for the period                                   $  (1,344,264)     $     (546,923)      $     (928,287)
     Items not involving cash:
         Amortization                                            114,208             277,147              280,208
         Stock-based compensation (note 7(e))                     52,351                   -                    -
     Changes in non-cash operating working capital:
         Accounts receivable                                     156,820               2,102                5,610
         Goods and services tax receivable                        (4,145)             49,933               (4,119)
         Prepaid expenses                                         33,406                   -               10,000
         Accounts payable and accrued liabilities               (286,291)            256,188               29,412
         Deferred lease inducement                               (11,705)             (4,929)                   -
         Deferred certified agency revenue                         4,641              (1,717)                   -
-----------------------------------------------------------------------------------------------------------------
                                                              (1,284,979)             31,801             (607,176)

Investments:
     Purchase of fixed assets                                       (322)                  -                    -
     Minority interest (note 10)                                 (10,852)                  -                    -

----------------------------------------------------------------------------------------------------------------
                                                                 (11,174)                  -                    -

Financing:
     Demand loan (note 5)                                         (2,151)                  -              (29,814)
     Short-term loan (note 5)                                    (18,301)                  -                    -
     Advances payable                                                  -               3,760                    -
     Issuance of convertible debentures                                -                   -              105,600
     Sale of common shares (note 7)                            1,455,900                   -                    -
     Shares to be issued                                           6,375                   -                    -
     Private placement                                                 -              20,500                    -
     Loan from Zwiss A.V.V.                                      (77,735)                  -                    -
     Cash received from (payment to) Pensbreigh
       Holdings Inc.                                                   -                   -             (100,000)
     Cash received on loan from Ayotte Music Inc.                      -                   -              650,000
     Repayment of capital lease obligations                      (11,930)             (7,345)             (11,653)
     Financing costs                                             (91,946)                  -                    -
----------------------------------------------------------------------------------------------------------------
                                                               1,260,212              16,915              614,133
----------------------------------------------------------------------------------------------------------------

Decrease in cash and cash equivalents                            (35,941)             48,716                6,957

Cash and cash equivalents (Deficit), beginning of period         (96,341)            (36,387)             144,925
----------------------------------------------------------------------------------------------------------------

Cash and cash equivalents (Deficit), end of period         $    (132,282)     $       12,329       $      151,882
----------------------------------------------------------------------------------------------------------------


Cash and cash equivalents is defined as cash and cash equivalents less bank overdraft.

Verb Exchange Inc.
Notes to the Interim Consolidated Financial Statements
(Expressed in Canadian dollars)

Three Months ended March 31, 2004, 2003, and 2002

--------------------------------------------------------------------------------


1.   NATURE OF OPERATIONS:

     Verb Exchange Inc. (the "Company") is in the business of developing and delivering solutions for the communication and messaging needs of businesses and professionals, in particular, the development of Presence Communications, the ability to control and direct how, when and where one communicates without being tied to a specific device, location or service provider.

     The Company was originally incorporated under the laws of the Province of British Columbia on February 11, 1974 and was continued under the laws of the Province of Alberta and subsequently continued federally under the Canada Business Corporations Act on May 16, 2000. On December 31, 2001, the Company operated as Ayotte Music Inc. ("Ayotte") in the business of manufacturing drums for the music entertainment industry. Effective November 21, 2001, Ayotte sold its assets in connection with its core business of manufacturing and distribution of drums and related products to Shetland Enterprises.

     The business in which the Company operates ("Verb") was commenced on December 1, 1999 as an unincorporated business, and was incorporated on January 14, 2000 under the Company Act (British Columbia). Verb was a private company engaged in the business of marketing telecommunications products and the development and deployment of unified communications solutions.

     On November 11, 2002, Ayotte acquired 100% of the issued and outstanding securities of Verb in exchange for shares and warrants of Ayotte. As this acquisition resulted in the shareholders of Verb owning greater than 50% of the Company's common shares, the Acquisition was accounted for as a reverse takeover and the acquisition of the net assets of Ayotte were recorded at their fair value, which approximated their carrying value. No goodwill was recorded on the acquisition.

     Subsequent to completion of this transaction, the amalgamated company adopted the name, Verb Exchange Inc.


2.   GOING CONCERN:

     These consolidated financial statements of the Company have been prepared on the basis of accounting principles applicable to a going concern which assumes the realization of assets and discharge of liabilities in the normal course of business. For the three months ended March 31, 2004, the Company incurred a loss from continuing operations of $1,344,264 and used cash in operating activities of $1,284,979. At March 31, 2004, the Company has a working capital deficiency of $2,224,098 and an accumulated deficit of $16,863,053. In addition, to date the Company has not been able to satisfy its obligations as they come due. All of these factors raise substantial doubt about the Company's ability to continue as a going concern. The Company's ability to continue the development of its products and its operations is dependent upon the continued support of its shareholders, obtaining additional financing and generating revenues sufficient to cover its operating costs in an industry characterized by rapid technological change. Although subsequent to March 31, 2004 the Company has raised funds through a private placement (note 11), such financing is not sufficient to meet the Company's cash requirements. There is no assurance that the Company will be successful in achieving any or all of these objectives over the coming year and, accordingly, it is possible that the Company will be unable to continue as a going concern.

Verb Exchange Inc.
Notes to the Interim Consolidated Financial Statements
(Expressed in Canadian dollars)

Three Months ended March 31, 2004, 2003, and 2002

--------------------------------------------------------------------------------


3.   SIGNIFICANT ACCOUNTING POLICIES:

     The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles. There are no material measurement differences between Canadian and United States generally accepted accounting principles as applied to the Company. The consolidated financial statements reflect the application of the following significant accounting policies:

     (a) Comparative financial statements:

         In accordance with accounting principles for recapitalizations, the consolidated financial statements reflect the financial position, results of operations and cash flows of Verb historically, consolidated with Ayotte from November 11, 2002, the date of completion of the reverse takeover transaction.

     (b) Basis of presentation:

         These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Verb Exchange (Management) Inc. and its wholly-owned subsidiaries Cadium Systems Inc. and Verb Exchange Corp. and its partially owned subsidiary, Western Canada Verb Exchange Master Agency (note 10). All material intercompany balances and transactions have been eliminated.

     (c) Cash and cash equivalents:

         Cash and cash equivalents consist of cash on deposit and highly liquid short-term interest bearing deposits with maturities at the date of purchase of three months or less.

     (d) Technology:

         The Company's technology assets are recorded at cost less accumulated amortization. Amortization is provided on the straight-line basis over the estimated useful life of the technology, being four years.

     (e) Fixed assets:

         Fixed assets are recorded at cost less accumulated amortization. Property under capital lease is initially recorded at the present value of minimum lease payments at the inception of the lease.

         Amortization is provided at the following annual rates and methods:

--------------------------------------------------------------------------------
         Asset                               Basis                         Rate
--------------------------------------------------------------------------------

         Furniture and equipment             declining-balance              20%
         Computer equipment and software     declining-balance              30%
         Web engine                          straight-line              5 years

--------------------------------------------------------------------------------

Verb Exchange Inc.
Notes to the Interim Consolidated Financial Statements
(Expressed in Canadian dollars)

Three Months ended March 31, 2004, 2003, and 2002

--------------------------------------------------------------------------------


3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

     (f) Revenue recognition:

         Revenue from the sale of Master Agency (territory) and Certified Agency (individual) franchises is recognized once all material conditions relating to the sale have been substantially performed by the Company. Substantial performance means that: (i) the Company has no remaining obligation or intent to refund any cash received; (ii) substantially all of the initial services of the Company have been performed; and
         (iii) no other material conditions or obligations related to the determination of substantial performance exist. Where there is uncertainty over the collectibility of amounts due the Company follows the installment method and recognizes revenue only upon receipt of cash.

         Subscription service revenue is recognized over the contract term on a prorata basis but only once a signed service agreement has been obtained from the customer and only to the extent collection is reasonably assured. A majority of the Company's customers are required to remit payment in advance of receiving service. All such payments are non-refundable.

         Prior to 2002, the Company's principal source of revenue was the sale of calling cards. The Company sold calling cards on a wholesale basis to one customer and used one sole supplier to provide the operating system for the calling card service. Calling card revenue was recorded net at the time each card was activated provided collection was reasonably assured.

     (g) Foreign currency:

         Monetary items denominated in a foreign currency are translated into Canadian dollars at exchange rates in effect at the balance sheet date and non-monetary items are translated at rates of exchange in effect when the assets were acquired or obligations incurred. Revenues and expenses are translated at rates in effect at the time of the transactions. Foreign exchange gains and losses are included in income.

     (h) Research and development:

         Research costs are expensed as incurred. Development costs are expensed as incurred unless they meet specific criteria for deferral and amortization. The Company assesses whether it has met the relevant criteria for deferral and amortization at each reporting date. No such expenditures meet these criteria in the current year.

     (i) Income taxes:

         The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and loss carry forwards. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of substantive enactment. To the extent that it is not more likely than not that an asset will be recovered, a valuation allowance is provided.

Verb Exchange Inc.
Notes to the Interim Consolidated Financial Statements
(Expressed in Canadian dollars)

Three Months ended March 31, 2004, 2003, and 2002

--------------------------------------------------------------------------------


3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

     (j) Earnings (loss) per share:

         Basic earnings (loss) per share is computed using the weighted average number of common shares outstanding during the periods after giving effect to the recapitalization transaction (note 1), excluding treasury stock and common stock held in escrow that is subject to cancellation if certain criteria are not achieved. Diluted earnings (loss) per share is computed by adjusting the weighted average number of common shares by the effective net exercise or conversion of all dilutive securities. As for all periods presented, the effect of all potentially issuable common shares is anti-dilutive, basic and diluted loss per share are the same.

     (k) Stock-based compensation:

         The Company has a stock-based compensation plan, which is described in note 5(d). Effective January 1, 2002, the Company adopted the new Recommendation of the Canadian Institute of Chartered Accountants Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments. The Company applies Section 3870 prospectively to all stock-based payments to employees and non-employees granted on or after January 1, 2002.

         The Company accounted for all options granted to employees, including directors, for the three months ended March 31, 2003 and 2002, under the intrinsic value method, whereby the excess, if any, of the quoted market value of the stock at the date of grant over the exercise price of the option is recorded as stock based compensation expense. As the exercise price of options granted is equal to the market value on the measurement date, the Company has determined that the application of this accounting policy did not affect reported results of operations for the three months ended March 31, 2003 and 2002.

         Options granted to non-employees on or after January 1, 2002 are accounted for under the fair value based method. Under this method, options granted to non-employees are measured at their fair value and recognized as the options are earned. Due to the nature of the Company's stock option plans, no transition adjustments were required to be recognized on adoption of the polices effective January 1, 2002.

         In 2003, Section 3870 was amended to require recognition of stock based compensation expenses in the income statement for employee stock-based compensation transactions. Effective January 1, 2004, the Company now accounts for all options granted to employees, including directors, under the fair value based method.

     (l) Impairment of long-lived assets:

         The Company reviews the carrying amount of long-lived assets, including technology and furniture and equipment, for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The determination of any impairment would be made by a comparison of the estimated undiscounted future operating cash flows to be generated during the remaining useful life of the asset with the net carrying value of the asset. A provision would be recorded at the time of impairment equal to the excess of the carrying value over the estimated future cash flows.

Verb Exchange Inc.
Notes to the Interim Consolidated Financial Statements
(Expressed in Canadian dollars)

Three Months ended March 31, 2004, 2003, and 2002

--------------------------------------------------------------------------------


3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

     (m) Use of estimates:

         The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses for the period reported. Significant areas of estimate include the assessment of recoverability of the carrying value of the Company's technology assets. Actual results could differ from those estimates.

     (n) Comparative figures:

         Certain comparative figures have been reclassified to conform with the financial statement presentation adopted in the current year.

     (o) Credit risk:

         Financial instruments that potentially subject the Company to concentrations of credit risk are primarily accounts receivable. Management is of the opinion that any risk of loss is significantly reduced due to the financial strength of the Company's major customers. The Company performs on-going credit evaluations of its customers' financial condition and requires letters of credit, credit insurance or other guarantees whenever deemed necessary.


4.   AMOUNTS RECEIVABLE:

     Amounts to be received from customers under the terms of existing contracts that do not meet the Company's policies for revenue recognition, are not reflected in these financial statements. Such amounts will be recognized on the earlier of the cash being collected, or the related revenue being recognized. As at March 31, 2004 these amounts totaled $659,727 (2003 - $699,377; 2002 - nil).


5.   LOANS PAYABLE:

     (a) Demand loan:

         The demand loan is unsecured and bears interest at the bank's prime rate plus 3% per annum.

     (b) Short-term loans:

         In addition to accrued interest, short-term loans include $166,666 obtained in November 2003 secured against unrecognized future payments to be received from a Master Agent in 2004. This short-term loan bears Interest at 3.5% for the first month and 4% for each month thereafter.

6.   DUE TO ZWISS A.V.V.:

     The loan bears interest at a rate of Canadian Imperial Bank of Commerce ("CIBC") prime plus 2% per annum payable monthly and has no fixed terms of repayment. During the year ended December 31, 2003, Zwiss agreed to the remaining balance of the loan bearing interest at 5%.

Verb Exchange Inc.
Notes to the Interim Consolidated Financial Statements
(Expressed in Canadian dollars)

Three Months ended March 31, 2004, 2003, and 2002

--------------------------------------------------------------------------------


7.   SHARE CAPITAL:

     (a) Authorized:     Unlimited common shares without par value
                         Unlimited preferred shares without par value

     (b) Issued and outstanding:

---------------------------------------------------------------------------------------------------
                                                                         Number
                                                                      of shares              Amount
---------------------------------------------------------------------------------------------------

         Balance at December 31, 2002                                10,383,955     $    8,032,910
            Shares issued for cash                                    2,828,150            671,675
            Shares issued on exercise of special warrants               990,138                  -
            Shares issued to Millennium shareholders                  1,372,521            244,361
            Shares issued to Lattice shareholders                     1,201,103            208,195
            Shares issued in exchange for debt                          625,000            175,000
            Cash received in advance of issuance of shares                    -             44,100
            Share issue costs                                                 -           (101,145)
---------------------------------------------------------------------------------------------------

         Balance at December 31, 2003                                17,400,867          9,275,096
            Shares issued for cash                                   12,500,000          1,455,900
            Cash received in advance of issuance of shares                    -              6,375
            Share issue costs                                                 -            (91,946)
---------------------------------------------------------------------------------------------------

         Balance at March 31, 2004                                   29,900,867     $   10,645,427

---------------------------------------------------------------------------------------------------


         On March 15, 2004, the Company completed a private placement to sell 12,500,000 Units of the Company at a price of $0.12 per Unit. Each Unit consists of one common share of the Company and one-half of one non-transferable share purchase warrant. Each whole share purchase warrant entitles the holder thereof to acquire one common share at a price of $ 0.25 for a period of one year following closing.

         As at March 31, 2004, there are a total of 1,711,898 shares held in escrow.

     (c) Warrants:

----------------------------------------------------------------------------------------------------
                                                                          Outstanding warrants
                                                                    --------------------------------
                                                                          Number            Exercise
                                                                     of warrants      price or range
----------------------------------------------------------------------------------------------------

         Balance at December 31, 2002                                  4,118,568    $0.35 to US$5.00
         Warrants issued with common shares                              750,000               $0.35
         Warrants issued to Millennium shareholders                      130,719               $0.31
         Warrants issued to Lattice shareholders                         120,116               $0.42
         Warrants expired                                            (1,796,430)    $0.80 to US$5.00
----------------------------------------------------------------------------------------------------

         Balance at December 31, 2003                                  3,322,973      $0.28 to $1.25
         Warrants issued with common shares                            6,250,000               $0.25
         Warrants expired                                              (132,000)               $0.35
----------------------------------------------------------------------------------------------------

         Balance at March 31, 2004                                     9,440,973      $0.25 to $1.25
----------------------------------------------------------------------------------------------------

Verb Exchange Inc.
Notes to the Interim Consolidated Financial Statements
(Expressed in Canadian dollars)

Three Months ended March 31, 2004, 2003, and 2002

--------------------------------------------------------------------------------


7.   SHARE CAPITAL (CONTINUED):

     (c) Warrants (continued):

         At March 31, 2004, the Company has 9,440,973 warrants outstanding, exercisable at prices ranging from $0.25 to $1.25 each, and expiring at various dates to March 15, 2005.

     (d) Stock options:

         In 2002, the Company adopted a stock option plan (the Plan) that provides for the issuance of incentive and non-qualified stock options to officers, directors, employees and consultants to acquire up to 2,250,000 of the Company's issued and outstanding common stock.

         The Board of Directors determines the terms and conditions of the options granted under the Plan, including the exercise price and vesting schedule. The exercise price for qualified incentive stock options cannot be less than the closing price of the common shares on the immediately preceding day of the grant, and the maximum term is five years from the date of grant. Options granted generally vest over a period of 18 months.

         In 2003, the Company amended its incentive stock option plan increasing the number of shares to be reserved for options to 3,089,500. A summary of the Company's stock option activity is as follows:

-----------------------------------------------------------------------------------------------
                                                                         Outstanding options
                                                                     --------------------------
                                                                         Number        Exercise
                                                                      of shares           price
-----------------------------------------------------------------------------------------------

         Balance at December 31, 2002                                1,717,000             0.50
         Cancelled                                                    (169,000)            0.50
------------------------------------------------------------------------------------------------

         Repriced during the year (note 10(d))                       1,548,000             0.35

         Granted                                                     1,088,000             0.35
         Cancelled                                                    (180,000)            0.35
------------------------------------------------------------------------------------------------

         Balance at December 31, 2003                                2,456,000        $    0.35
         Cancelled                                                    (185,000)            0.35
------------------------------------------------------------------------------------------------

         Balance at March 31, 2004                                   2,271,000        $    0.35
------------------------------------------------------------------------------------------------


         The following table summarizes information about stock options outstanding and exercisable under the Plan at March 31, 2004:

--------------------------------------------------------------------------------------------------------------
                                                  Weighted
                                                   average         Weighted                           Weighted
         Range of                 Number         remaining          average            Number          average
         exercise prices     outstanding  contractual life   exercise price       exercisable   exercise price
--------------------------------------------------------------------------------------------------------------

         $0.35                 2,271,000         3.7 years           $ 0.35         1,744,000           $ 0.35

--------------------------------------------------------------------------------------------------------------

Verb Exchange Inc.
Notes to the Interim Consolidated Financial Statements
(Expressed in Canadian dollars)

Three Months ended March 31, 2004, 2003, and 2002

--------------------------------------------------------------------------------

7.   SHARE CAPITAL (CONTINUED):

     (d) Stock options (continued):

         The weighted average estimated fair value at the date of grant for options granted during the year ended December 31, 2003 was $0.30 per share. There were no options granted during the three months ended March 31, 2004.

     (e) Pro forma compensation expense:

         Effective January 1, 2004, the Company accounts for all options granted to employees, including directors, under the fair value based method. Under this method, the Company has recognized compensation expense for option issued during the three months ended March 31, 2004 based on the fair values at grant dates of the stock options.

         The Company has not recognized, under the intrinsic value method used previously, any compensation expense for options issued to its employees during the three months ended March 31, 2003 and 2002. Had the Company determined compensation expense for option grants made to employees after December 31, 2001 based on the fair values at grant dates of the stock options consistent with the fair value method, the Company's loss and loss per share for the three months ended March 31, 2004 and 2003 would have been the pro forma amounts indicated below:

------------------------------------------------------------------------------------------------
                                                                           2003             2002
------------------------------------------------------------------------------------------------

         Net loss - as reported                                      $  546,923     $    928,287
         Net loss - pro forma                                           646,403          928,287

         Net loss per share - as reported                                  0.05             0.21
         Net loss per share - pro forma                                    0.06             0.21

------------------------------------------------------------------------------------------------

         The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

------------------------------------------------------------------------------------------------
                                                                           2003             2002
------------------------------------------------------------------------------------------------

         Risk-free interest rate                                           4.5%             4.5%
         Dividend yield                                                      -                -
         Volatility factor                                                 153%             150%
         Weighted average expected life of the options                  4 years          5 years

------------------------------------------------------------------------------------------------

         For the purposes of pro forma disclosures, the estimated fair value of the option is amortized to expense on a straight-line basis over the vesting period.


8.   COMMITMENTS:

     The Company has entered into operating leases with remaining minimum lease payments of $261,592 for the balance of 2004.

Verb Exchange Inc.
Notes to the Interim Consolidated Financial Statements
(Expressed in Canadian dollars)

Three Months ended March 31, 2004, 2003, and 2002

--------------------------------------------------------------------------------


9.   RELATED PARTY TRANSACTIONS:

     During the three months ended March 31, 2004, the Company:

     (a) incurred $37,103 (2003 - $37,876; 2002 - $43,145) in professional fees to a law firm in which a director of the Company is a partner. At March 31, 2004, the Company had outstanding payables of $160,291 (2003 - $236,785; 2002 - $51,444) for unpaid professional fees to such firm which are included in accounts payable and accrued liabilities;

     (b) paid $154,361 (2002 - $28,000; 2001 - $16,500) to individual companies each controlled by an officer of the Company for management fees. At March 31, 2004, the Company had outstanding payables of $152,437 (2003
         - $ nil; 2002 - $nil) to such companies which are included in accounts payable and accrued liabilities;

     (c) paid $32,371 (2003 - $7,534; 2002 - nil) in travel and meeting related services to a company in which a director of the Company is a partner with $30,468 (2003 - $48,661; 2002 - nil) still included in accounts payable and accrued liabilities at March 31, 2004.

     Amounts due to other related parties included in accounts payable and accrued liabilities aggregate $212,379 (2003 - $114,833; 2002 - $nil).
     Interest at 5.75% has been accrued on these amounts at March 31, 2004.


10.  MINORITY INTEREST:

     On March 31, 2003, the Company became a shareholder in Western Canada Verb Exchange Master Agency ("WCVEMA") along with Signature Communications Ltd. ("Signature"). Verb initially held a 65% majority interest while Signature initially held a 35% minority interest. The Master Agency for Western Canada was purchased for $20,000 cash and $97,500 repayable without interest at a rate of 33% of annual profits. Signature can increase its ownership by meeting certain profitability targets and did so during 2003, increasing its ownership interest to 40% which remained to March 31, 2004.

11.  SUBSEQUENT EVENT:

     On April 27, 2004, the Company announced a private placement to sell up to 1,764,706 Units of the Company at a price of $0.17 per Unit. Each Unit consists of one common share of the Company and one-half of one non-transferable share purchase warrant. Each whole share purchase warrant entitles the holder thereof to acquire one common share at a price of $0.30 for a period of one year following closing.

VERB EXCHANGE INC.
FIRST QUARTER REPORT TO SHAREHOLDERS
FOR THE THREE MONTHS ENDED MARCH 31, 2004[GRAPHIC OMITTED]
--------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION &
RESULTS OF OPERATIONS

Certain statements in this report may constitute forward-looking statements that are subject to risks and uncertainties. A number of important factors could cause actual outcomes and results to differ materially from those expressed in these forward-looking statements. Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they were made. See Notes to the Consolidated Financial Statements regarding going concern, commitments, contingencies, legal matters, environmental matters and other matters, which could materially affect the Company's future business, results of operations, financial position and liquidity.

The following discussion should be read in conjunction with the consolidated interim unaudited financial statements and footnotes for the three month period ended March 31, 2004. All financial information is prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and is expressed in Canadian dollars.

Date:  June 25, 2004

OVERVIEW:

Verb is in the business of developing and delivering solutions for the communication and messaging needs of businesses and professionals through the development of Presence Communications. Presence is defined as the ability to control and direct how, when and where we communicate without being tied to a specific device, location or service provider, anytime or anywhere in North America.

This is made possible, in part, by assigning a unique identifier (an identity) to the user rather than to traditional points of access, (i.e., cell phone, land line, voicemail, computer, etc.). It provides users the freedom to control and direct how, when, and where they communicate using simple voice commands. Verb concentrates on enhancing access to and the management of various communications formats (voice, fax, e-mail) as well as eliminating the need for redundant devices so that organizations and individuals can communicate more effectively and realize increased productivity. There are two distinct messaging platforms: tagline(TM), a full featured Unified Communications platform that utilizes speech recognition and text to speech capabilities, and myMessenger(TM), a java based Interactive Voice Broadcast delivery system.

Verb's products and services are offered to subscribers on a hosted basis or ASP (Application Service Provider) model for a monthly subscription fee. There are a variety of price plans which provide access to the platform in bundles of minutes. Subscription is automatically renewed each month unless the subscriber chooses to cancel the service.

VERB EXCHANGE INC.
FIRST QUARTER REPORT TO SHAREHOLDERS
FOR THE THREE MONTHS ENDED MARCH 31, 2004
--------------------------------------------------------------------------------


DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION

Note: the consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Verb Exchange (Management), Inc. and Cadium Systems Inc. and Verb Exchange Corp. and its partially owned subsidiary, Western Canada Verb Exchange Master Agency.

RESULTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2004 COMPARED TO THE THREE MONTHS ENDED MARCH 31, 2003

REVENUE

Revenue was $487,373 for the first quarter 2004 compared to $590,825 for the same period in 2003. Revenue reflects the sale of Master Agencies, the sale of Certified Agencies and the recurring subscription revenue from the Company's products.

Gross margin was $129,784 for the first quarter 2004 compared to $403,008 for the same period in 2003. This change is reflective of the one time commissions paid on the sale of Certified Agencies and the commissions paid on subscriptions, and the direct costs associated with the provisioning of the Company's products and services to subscribers.

EXPENSES

SALARIES increased to $304,552 for the first quarter 2004 compared to $103,346 for the same period in 2003 and is reflective of the deployment of the Company's distribution and product line into the marketplace compared to initial startup in early 2003.

MANAGEMENT FEES increased to $174,361 for the first quarter 2004 compared to $28,000 for the same period in 2003. The increase was reflective of the use of non-employee contract resources in the place of employees.

PROFESSIONAL AND CONSULTING FEES increased to $305,419 for the first quarter 2004 compared to $284,865 for the same period in 2003. This cost reflects the use of specialized resources including legal and technical in the rollout of the Company's business model.

SALES AND MARKETING COSTS rose to $219,642 from only $32,449 in the first quarter of 2003. The very significant increase reflects all of the costs for a critical strategic analysis, rebranding and repositioning of the Company's products in its markets.

GENERAL AND ADMINISTRATIVE EXPENSES increased to $155,028 for the first quarter 2004 compared to $99,666 for the same period in 2003. This increase is primarily attributed to costs related to office rent and services necessitated by the Company's growth in the year.

INTEREST AND OTHER BANK FEES increased to $81,845 in the first quarter 2004 compared to $16,238 in the same period in 2003. These costs include the fees associated with credit card payments for Agency sales and subscription revenue.

COMMUNICATION COSTS increased to $52,379 for the first quarter 2004 compared to $38,875 for the same period in 2003. The increase reflects the added costs involved in building the sales distribution business model and product awareness.

VERB EXCHANGE INC.
FIRST QUARTER REPORT TO SHAREHOLDERS
FOR THE THREE MONTHS ENDED MARCH 31, 2004[GRAPHIC OMITTED]
--------------------------------------------------------------------------------

TRAVEL COSTS decreased to $29,040 for the first quarter 2004 compared to $40,307 for the same period in 2003.

AMORTIZATION EXPENSES decreased to $114,208 for the first quarter 2004 compared to $277,147 for the same period in 2003 reflecting the timing of technology expenditures and an extension to the estimated remaining life.

NET LOSS for the first quarter 2004 increased to $1,355,117 or $0.07 per share as compared to a net loss of $546,923 or $0.05 per share for the same period in 2003.

SUMMARY OF QUARTERLY RESULTS
(STATED IN THOUSANDS OF CANADIAN DOLLARS EXCEPT PER SHARE AMOUNTS)


-------------------------------------------------------------------------------------------------------------
Quarters            Mar         Dec        Sept         June         Mar         Dec        Sept        June
Ended              2004        2003        2003         2003        2003        2002        2002        2002
                    Q1          Q4          Q3           Q2          Q1          Q4          Q3          Q2
-------------------------------------------------------------------------------------------------------------
Revenue            $487        $853        $704       $1,240        $590         $87         $31         $21
-------------------------------------------------------------------------------------------------------------
Net             ($1,344)    ($1,576)    ($1,076)       ($365)      ($547)    ($1,485)      ($948)    ($1,101)
Earnings
(Loss)
-------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------
Earnings          ($.07)     ($0.11)     ($0.06)      ($0.03)     ($0.05)     ($0.29)     ($0.22)     ($0.25)
(Loss)
Per
Share -
basic
-------------------------------------------------------------------------------------------------------------
Earnings          ($.07)     ($0.11)     ($0.06)      ($0.03)     ($0.05)     ($0.29)     ($0.22)     ($0.25)
(Loss)
Per
Share -
diluted
-------------------------------------------------------------------------------------------------------------

LIQUIDITY AND CAPITAL RESOURCES

The Company's operating activities used cash of $1,284,979 in the first quarter 2004 compared to $(31,801) for the same period in 2003. This is mostly comprised of the loss for the quarter of $1,344,264, a reduction in accounts receivable of $156,820, and is offset by an decrease in accounts payable of $286,291 and non cash items including add back of amortization of $114,208, and stock based compensation of $52,351.

Historically, the Company has financed its operations mainly through the sale of equity securities and also through short term debt, lease financing, related party debt including officer, shareholder and employee loans, and cash flow from its operating activities, including customer deposits and supplier credit. As at March 31, 2004, the Company had a working capital deficit of $2,224,098 compared to $2,408,992 at the end of the most recently completed fiscal year of December 31, 2003 and $1,718,323 at March 31, 2003.

VERB EXCHANGE INC.
FIRST QUARTER REPORT TO SHAREHOLDERS
FOR THE THREE MONTHS ENDED MARCH 31, 2004[GRAPHIC OMITTED]
--------------------------------------------------------------------------------

The Company's ability to generate cash and cash equivalents largely depends on the growth of its revenues and the ability to raise external capital as and when needed. The Company continues to grow its revenues. In addition, the Company continues with its financing initiatives, discussed below.

Management believes that its planned financing initiatives, together with expected revenues, will provide adequate liquidity for the short term. In addition, the Company will continue to rely on suppliers for operational financing in the form of the extension of trade credit.

The Company does not expect to incur any significant capital expenditures in the near future.

FINANCING ACTIVITIES

Cash provided by financing activities increased to $1,260,212 in the first quarter 2004 compared to only $16,915 in the same period in 2003. Cash resources were provided primarily by the sale of common stock yielding $1,455,900. During the quarter the Company reduced its loan payable by $77,735 and incurred financing costs of $91,946.


On March 15, 2004, the Company completed a private placement to sell 12,500,000 units of the Company's equity at a price of $0.12 per unit for gross proceeds of $1,500,000, each unit consisting of one common share and one-half of one non-transferable share purchase warrant to acquire an additional common share at a price of $0.25 by March 15, 2005, subject to an earlier expiry date in the event that the Company's shares trade at $0.50 or greater for a period of ten
(10) consecutive trading days.

During the period 6,250,000 warrants were issued in conjunction with the private placement listed above. These warrants are exercisable at $0.25. Also during the period 132,000 warrants expired. At March 31, 2004, the Company has 9,440,973 warrants outstanding, exercisable at prices ranging from $0.25 to $1.25 each, and expiring at various dates to March 15, 2005.


During the period 185,000 options were cancelled. At March 31, 2004 the Company had 2,271,000 options outstanding at $0.35 per share.

VERB EXCHANGE INC.
FIRST QUARTER REPORT TO SHAREHOLDERS
FOR THE THREE MONTHS ENDED MARCH 31, 2004
--------------------------------------------------------------------------------


OFF BALANCE SHEET ARRANGEMENTS

The Company is not aware of any material off balance sheet arrangement requiring disclosure.

TRANSACTIONS WITH RELATED PARTIES

During the three months ended March 31, 2004, the Company:

(a)  incurred $37,103 (2003 - $37,876; 2002 - $43,145) in professional fees to a law firm in which a director of the Company is a partner and at the end of the period had outstanding payables of $160,291 (2003 - $236,785; 2002 - $51,444) for unpaid professional fees to such firm which are included in accounts payable and accrued liabilities;

(b)  paid $154,361 (2002 - $28,000; 2001 - $16,500) to individual companies each controlled by an officer of the Company for management fees and at March 31, 2004 had outstanding payables of $152,437 (2003 - nil; 2002 - nil) to such companies which are included in accounts payable and accrued liabilities;

(c) paid $32,371 (2003 - $7,534; 2002 - nil) in travel and meeting related services to a company in which a director of the Company is a partner with $30,468 (2003 - $48,661; 2002 - nil) still included in accounts payable and accrued liabilities at March 31, 2004.


Amounts due to other related parties included in accounts payable and accrued liabilities aggregate $179,879 (2003 - $114,833; 2002 - nil). Interest at 5.75%
has been accrued on these amounts at March 31, 2004.

All transactions have been conducted at commercially normal rates and terms.

PROPOSED TRANSACTIONS

The Company is not aware of any material proposed transaction requiring disclosure.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company has been generating revenue from three sources: 1) the sale of Master Agencies, 2) the sale of Certified Agencies, and 3) sales of its unified communication solutions to subscribers of its services and products.

Revenue from the sale of Master Agency (territory) and Certified Agency (individual) franchises is recognized once all material conditions relating to the sale have been substantially performed by the Company. Substantial performance means that: (i) the Company has no remaining obligation or intent to refund any cash received; (ii) substantially all of the initial services of the Company have been performed; and (iii) no other material conditions or obligations related to the determination of substantial performance exist. Where there is uncertainty over the collectibility of amounts due the Company follows the installment method and recognizes revenue only upon receipt of cash.

VERB EXCHANGE INC.
FIRST QUARTER REPORT TO SHAREHOLDERS
FOR THE THREE MONTHS ENDED MARCH 31, 2004
--------------------------------------------------------------------------------


Subscription service revenue is recognized over the contract term on a prorated basis but only once a signed service agreement has been obtained from the customer and only to the extent collection is reasonably assured. A majority of the Company's customers are required to remit payment in advance of receiving service. All such payments are non-refundable.

FOREIGN CURRENCY


A significant portion of the Company's revenue is received in U.S. dollars and a substantial portion of the Company's expense is incurred in Canadian dollars. As a result, a change in the value of the Canadian dollar relative to the U.S. dollar may affect the Company's operating results. The Company recorded revenue on Master Agencies and Certified Agencies based on rates experienced during the period.


Foreign currency translation gains and losses arising from normal business operations are credited or charged to revenue or expense in the period incurred. Fluctuations in the value of the Canadian dollar relative to the U.S. dollar have caused and will continue to cause currency translation gains and losses. In times of a weakening Canadian dollar, the Company will recognize higher revenue and foreign exchange gains on transactions denominated in U.S. dollars. Conversely, lower revenue and exchange losses will be recorded when the Canadian dollar increases in value. During the first quarter 2004, the relative value of the Canadian Dollar against the U.S. dollar had a positive impact of $5,503 (calculated relative to the exchange rate in effect at December 31, 2003).

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION


The Canadian Institute of Chartered Accountants ("CICA") has adopted several new standards, including the following pronouncements, which will become effective for future periods.

In 2003, the CICA amended HB Section 3870 "Stock Based Compensation and Other Stock Based Payments" to require recognition of stock based compensation expenses in the income statement for employee stock-based compensation transactions. This eliminates the previous option that the Company had to only disclose the effect on net loss and net loss per share on a proforma basis in the notes to the financial statements. The provisions provide for various possible transition alternatives permitting either retroactive (with or without restatement) or prospective application of the recognition provisions to awards previously accounted for at fair value. Prospective application is only available to enterprises that elect to apply the fair-value based method of accounting for fiscal years beginning before January 1, 2004. The Company has elected to apply Section 3870 prospectively to all stock-based payments to employees and non-employees granted on or after January 1, 2002.

VERB EXCHANGE INC.
FIRST QUARTER REPORT TO SHAREHOLDERS
FOR THE THREE MONTHS ENDED MARCH 31, 2004
--------------------------------------------------------------------------------

RISKS AND UNCERTAINTIES

The Company is exposed to exchange risk through its transactions in U.S. dollars. To date the Company has not entered into any foreign exchange contracts. The Company does not expect to enter into any foreign exchange forward contracts, however, consideration will be given to entering into such contracts should the Company consider it necessary in order to reduce the exposure to foreign exchange fluctuations.

The Company is not exposed to significant credit risk.

With respect to the fair value of the Company's financial instruments, the carrying values of cash, cash equivalents, short term investments, accounts receivable, restricted cash, accounts payable, and accrued liabilities, loans payable and obligations under capital lease as reflected on the balance sheet approximate their respective fair values as at March 31, 2004 and December 31, 2003.

To the extent possible, management implements strategies to reduce or mitigate the risks and uncertainties associated with the Company's business. Operating risks include (i) market acceptance of the Company's technology and products,
(ii) the competitive environment and impact of technological and communication change, (iii) the ability to roll out the Company's sales and marketing model in a timely fashion to generate a recurring revenue stream, and (iv) the ability to attract capital to finance the Company's activities.

SUBSEQUENT EVENTS

On April 27, 2004, the Company announced a private placement to sell up to 1,764,706 Units of the Company at a price of $0.17 per Unit. Each Unit consists of one common share of the Company and one-half of one non-transferable share purchase warrant. Each whole share purchase warrant entitles the holder thereof to acquire one common share at a price of $0.30 for a period of one year following closing

OUTLOOK

Near term, management believes sales of Master Agencies and Certified Agencies will continue, thus further developing the Company's distribution network. This continues to be the focus of the Company's sales effort. In turn, Certified Agencies have been increasingly successful in adding to the subscriber base, providing a recurring source of revenue to the Company.

The Company's ability to continue the development of the product and its operation is dependent upon the continued support of its shareholders, obtaining additional financing and generating revenues sufficient to cover its cost of operation.

OUTSTANDING SHARE DATA

As at June 25, 2004, the Company had 29,900,867 common voting shares issued and outstanding.

ADDITIONAL INFORMATION

Additional information relating to the Company, including a copy of the Company's Annual Information Form, is available at www.sedar.com

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                VERB EXCHANGE INC.


Date: July 1, 2004                              By:    /s/  David Ebert
                                                     ---------------------------
                                                     DAVID EBERT,
                                                     Senior Vice-President,
                                                     Corporate Affairs